

November 29, 2011

<u>Via Email</u>
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

> **Re: Skajaquoda Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 15, 2011**
> **File No. 333-176727**

Dear Mr. Agustsson:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information.

General

1. Please note that we have referred your filing to the Division of Investment Management for their review of your response to comment two of our letter dated November 7, 2011. We may have further comments after their review of your filing is completed.

Financial Statements

2. Please revise to update your financial statements pursuant to Article 8-08 of Regulation S-X. Please ensure you also: i) update the selected financial data and MD&A sections accordingly, and ii) provide an updated auditor's consent.

Results of Operations, page 25

3. We note your revisions made pursuant to comment five of our letter dated November 7, 2011. Please include the clarifying information regarding contributed services under the "Net Profit" heading included herein as well.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief